CERTIFICATE OF AMENDMENT

OF

DAILY TAX-EXEMPT MONEY FUND II
1. The name of the Trust has been amended.  The new name of the Trust is:

  Daily Tax-Exempt Money Fund
2. The business address and the registered office of the Trust and of the registered agent of the Trust for service of process has been changed. The new address of the Trust and of such agent is:

  Delaware Corporation Organizers, Inc.
  1201 N. Market Street
  Wilmington, DE  19899-1347
3. This certificate shall be effective upon filing.
4. Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.
This Certificate is executed this 29th day of January, 1992, in the City of Irving and the State of Texas.
By: /s/J. Gary Burkhead
    J. Gary Burkhead
    Trustee and Senior Vice President